Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A

For the year ended December 31, 2024

Iroquois Valley Farmland REIT, PBC
(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1720 W Division Street

Chicago, IL 60622

(Full mailing address of principal executive offices)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make in this Annual Report are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	our future operating results;

•	our business and investment prospects;

•	changes in our business strategy;

•	availability, terms, and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy;

•	changes in governmental regulations, tax rates and similar matters;

•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

Details of risk factors identified by management are included under the heading “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated August 9, 2024, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 1. Business

The Company

Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation (“Iroquois Valley REIT”), is an organic farmland finance company. We select, value, and manage farmland investments across the United States (each, a “Farmland Investment”). Farmland Investments include farmland, mortgage financings secured by farmland, and operating lines of credit extended to farmers, all centered around organic farming. We are one of the first private companies in North America to offer investors direct exposure to a diversified portfolio of certified organic farmland.

We conduct our business and own our Farmland Investments through our operating company, Iroquois Valley Farms LLC, an Illinois limited liability company (“Iroquois Valley LLC”). Iroquois Valley REIT owns 99% of the membership interest of Iroquois Valley LLC directly and controls the remaining 1% of Iroquois Valley LLC through Iroquois Valley REIT’s wholly owned subsidiary, Iroquois Valley TRS, Inc. Iroquois Valley REIT serves as the sole Manager of Iroquois Valley LLC.

Hereinafter, references to “Iroquois Valley,” “we,” “us,” “our,” or the “Company” refer to the entire Iroquois Valley corporate family, namely Iroquois Valley REIT together with its consolidated subsidiaries, including, our operating company, Iroquois Valley LLC (as well as any subsidiaries thereof), and Iroquois Valley TRS, Inc.

Iroquois Valley REIT is currently seeking to raise up to $68,656,380 (as of the date of the Offering Statement) through the sale of common stock (the “Offering”), pursuant to the terms of SEC Regulation A+, Tier II (Reg A) and our Offering Statement initially qualified by the Securities and Exchange Commission on May 31, 2022, and as amended from time-to-time. Since our initial offering launched in May 2019, and through April 1, 2025, we have raised total gross proceeds of approximately $43,803,691 through Regulation A offerings of our common stock. This Offering is expected to expire on May 31, 2025, unless terminated earlier by our board. There is no established public trading market for our common stock. This is a “best efforts” offering, which means that we will use our best efforts to sell shares of common stock, but there is no obligation to sell any specific amount of shares through this Offering. We expect to use substantially all proceeds from this Offering to acquire additional Farmland Investments throughout the United States. For details of the Offering, see our Offering Statement on Form 1-A POS dated August 9, 2024, filed with the SEC, as has been and may be amended from time to time, accessible on the SEC’s website at www.sec.gov.

Social and Environmental Objectives of Iroquois Valley

We envision an agricultural system transformed through land stewardship, rooted in organic farmland, for the health of people, communities, and our planet.

Embodied in this vision are the following seven guiding principles:

•	Enable the next generation of young farmers to positively impact world health;
•	Farm with healthy, humane, and organic practices without GMOs, toxic pesticides, herbicides, fungicides, synthetic fertilizers, or other harmful chemicals;
•	Keep the farmers on the land by indefinitely renewing their leases and preferentially selling to the farm tenant;
•	Enable farmers to own land by providing mortgage financing;
•	Provide working capital to farmers by providing operating lines of credit;
•	Grow a broad base of mission-aligned investors and partners working to heal people and planet;
•	Transition traditional investment capital from conventional extractive practices to renewable and regenerative uses;
•	Maintain a fair-valued and democratically governed enterprise enabling both investors and farmers to enjoy a stable and profitable return on their farming investment; and
•	Protect farmland.

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Our Portfolio Objectives

Our objectives when acquiring Farmland Investments are to:

•	Offer investors a diversified farmland portfolio in terms of geography, production mix, and asset class;
•	Balance new and existing relationships with farmers;
•	Grow the fair market value of our shares;
•	Provide investors liquidity through redemption of our common stock while maintaining ownership of the underlying farmland assets in perpetuity;
•	Pay annual dividends; and
•	Preserve, protect, and return investor capital contributions.

We seek to achieve these objectives steadily over time; however, there is no assurance that we will meet the foregoing objectives. See “Risk Factors,” below.

Our Strategy

We aim to provide investors access to a diversified portfolio of certified organic farmland in line with our guiding principle, portfolio objectives, and public benefit commitment. We expect to use substantially all the net proceeds of our Offering to invest in Farmland Investments throughout the United States. We may invest in Farmland Investments through one or more joint ventures or subsidiaries.

In selecting Farmland Investments, we prioritize those that will provide financial returns and further our social and environmental objectives. For real estate investments, we hope to acquire and manage farmland properties that generate both fixed and variable leasing revenue from tenants. For debt investments (i.e., mortgages and operating lines of credit), we directly structure, underwrite, and originate these products, allowing us to approach our underwriting in partnership with the farmer. Our focus with these debt instruments is to lend to farmers with a low risk of default based on due diligence underwritten by our investment team and approved by our investment committee. In structuring our loan transactions, we aim to receive an acceptable risk-adjusted return and to provide the farmer with a realistic and manageable payment schedule.

We also seek to acquire the majority of our Farmland Investments in the US Midwest, however, our portfolio will also include properties across the United States. We may invest with operators that vary in terms of size, generational history, crop and production mixes, business plans, and supply chain practices.

Market Opportunities

Our income stream from Farmland Investments depends largely on organic farmers’ revenue and profitability. Demand for organic food continues to grow. Organic farmers earn a price premium for their crops in the market. Studies show that, as a result, over time organic farms can be more profitable than conventional farms of a similar size, scope, and crop variety. The growing demand for organic food, coupled with the price premium for certified organic products, is fundamental to our business model. Ultimately, we believe that in this market, our Farmland Investments will allow us to create income for periodic dividend payments to our stockholders, in addition to social and environmental impact.

Our Commitment to Impact

As a Delaware public benefit corporation, Iroquois Valley REIT and its board of directors will consider our public benefit purpose in addition to the financial interests of shareholders when making decisions. Pursuant to our Certificate of Incorporation, our public benefit purpose is enabling healthy food production, soil restoration and water quality improvement through the establishment of secure and sustainable farmland tenures. Accordingly, we intend to operate in a responsible and sustainable manner.

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We have taken several steps to further our commitment to social and environmental impact. We prioritize environmental impact through our conservation efforts. Since 2012, we have been certified as a “B Corp,” a private certification awarded for meeting rigorous standards of social and environmental performance, accountability, and transparency. Our B Corp Certification is currently under review and we expect to be recertified in 2025.

Employees

The Company employs 12 people full-time.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate and farming industries in general. These risks are outlined under the heading “Risk Factors” in our Offering Circular dated August 9, 2024, available at www.sec.gov, as the same may be updated from time to time. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis is based on financial statements of Iroquois Valley REIT for the years ending December 31, 2024 (“Fiscal 2024”) and December 31, 2023 (“Fiscal 2023”). The discussion should be read in conjunction with the Company’s consolidated financial statements and the notes thereto contained in this Annual Report. None of the financial information in the discussion has been audited or reviewed by our independent auditors. Where appropriate, the discussion includes an analysis of the effects of this Offering.

Operating Results

Below is a discussion of some of the more important aspects of the results of our operations for the year ending Fiscal 2024 and the year ending Fiscal 2023.

Revenues from Leasing Activities

During Fiscal 2024, we realized revenues of $3,240,210 from leasing activities (inclusive of reimbursements, variable rent and crops share income). This is an increase of $588,939 or 22% relative to the Fiscal 2023 amount of $2,651,271. The 2024 increase was due to the revenues received from twenty new farms purchased during 2024.

Variable income refers to additional income we receive from leaseholders once they achieve a certain level of revenue, whereas crop income refers to the revenue we receive from a crop share arrangement we have with one farmer. During Fiscal 2024 we realized revenues of $400,934 from variable and crop income. This is a decrease of $94,028 or -19% relative to the Fiscal 2023 figure of $494,962. The 2024 decrease was due to a decline in commodity prices, which affected the amount of variable rent that we earned.

At the end of Fiscal 2024, we had 74 farms under leases having terms of one to six years remaining, compared to 55 farms as of the end of Fiscal 2023. Since the end of Fiscal 2024, we acquired three additional farms, and sold one farm, increasing the total farm count to 77. As of December 31, 2024, we had four tenants with past-due rents that are deemed at high-risk of collection (categorized as default). We are actively working with these tenants to resolve past-due amounts. Additionally, we had one tenant past-due with moderate collection risk (categorized as at-risk). The Company estimates that accounts receivable of $17,173 as of December 31, 2024 and 2023 will not be collected. Collection of all remaining lease-related receivables is probable. Although we believe that we will be able to achieve a resolution to mitigate the loss of revenue with all past-due amounts, there can be no assurance that we will still not recognize significant losses of revenue with respect to these tenants.

Revenues from Mortgage Interest Income

We recognized revenues from providing mortgage financing for organic farmland of $1,513,585 in Fiscal 2024, an increase of 1.9% or $28,139 over the $1,485,446 achieved in Fiscal 2023. This increase was the result a higher average interest rate on the balance of mortgages outstanding despite a year-over-year decrease in mortgage loan assets outstanding. As of the end of Fiscal 2024, we had 45 loans with a mortgage note net balance of $25,077,895. This compares to 49 loans, with a net balance of $27,133,826 as of the end of Fiscal 2023.

Revenues from Operating Lines of Credit Income

We recognized revenues from providing operating line of credit financing for organic farmland of $117,222 in Fiscal 2024, an increase of 1.6% or $1,818 over the $115,404 achieved in Fiscal 2023. Some of these operating lines of credit were paid off prior to the end of Fiscal 2024. As of the end of Fiscal 2024, we had eight loans reflecting an operating line of credit net balance of $1,524,885. This compares to 10 loans, with a net balance of $1,635,100 as of the end of Fiscal 2023.

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Revenue from Grant Income

We recognized revenues from grants awarded by the National Resources Conservation Service, a division of the United States Department of Agriculture of $79,290 in Fiscal 2024, a decrease of 53% or $90,708 over the $169,998 achieved in Fiscal 2023. This decrease was due to incurring fewer reimbursable expenses.

Other Revenue

In addition to revenue from leases and financing, we collect a limited amount of other revenue, primarily from acquisition or loan origination fees, and interest on the Company’s cash balances. In Fiscal 2024 we recorded $111,000 compared to $102,495 in Fiscal 2023, an increase of $8,505 or 8%. The increase was due to a larger amount of patronage income. Patronage income is a benefit that returns a portion of one of our lender’s earnings back to its member-owners.

Operating Expenses

Our total “Operating Expenses” for Fiscal 2024 were $4,050,290, an increase of 7.5%, or $281,102, over the $3,769,188 recorded in Fiscal 2023. The year-over-year increase was driven mostly by increases in real estate taxes and professional fees.

•	Employee expenses decreased to $1,601,392 in 2024 compared to $1,897,826 in 2023, a $296,434, or 16% year-over-year decrease. The decrease was due to a reduction of the average compensation of employees.
•	General and administrative expenses increased to $693,963 in 2024 compared to $677,182 in 2023, a $16,781 or 2.5% year-over-year increase. This increase was mainly the result of higher cash and stock compensation paid to members of the board of directors exceeded the decrease in overall administrative expenses.
•	Change in provision for credit losses decreased to $2,769 in 2024 from $6,485 in 2023, a $3,716 or 57.3% year-over-year decrease. The decrease was due mainly to the overall decreases in the allowances for mortgage loan principal balances and for line of credit balances.
•	Professional fees increased to $1,105,592 in 2024 from $680,155 in 2023, a $425,437 or 62.6% increase year-over-year. The increase was primarily the result of higher consultancy fees, legal fees, and the implementation of a new fund accounting platform.
•	Real estate taxes increased to $347,613 in 2024 from $227,173 in 2023, a $120,440 or 53% year-over-year increase. The increase was due to the addition of new properties in 2024 and higher taxes on certain properties offset by various tax credits.
•	Insurance decreased marginally to $49,292 in 2024 compared to $49,618 in 2023, a $326 or 1% year-over-year decrease.
•	Depreciation and amortization increased to $249,669 in 2024 from $230,749 in 2023, a $18,920 or 8% year-over-year increase.

Interest Expense

Interest expense increased to $1,394,611 in 2024 from $571,179 in 2023, a $823,432 or 144% year-over-year increase. The increase was primarily due to a higher outstanding line of credit balance, the addition of two mortgage notes payable and an increase in unsecured notes payable.

General Discussion of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage, and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Additionally, our mortgage loan assets have limited direct costs given the nature of a loan asset. As such, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over time. This will enable us to reduce our operating costs as a percentage of assets.

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Conservation Innovation Grants

In December 2019, Iroquois Valley LLC was awarded a $700,000 grant from the National Resources Conservation Service (“NRCS”), a division of the United States Department of Agriculture (“USDA”). The purpose of this Conservation Innovation Grant is to establish a funding pool and manage programs that will lower cost of capital to “socially disadvantaged farmers,” as defined by the USDA. This three-year grant began in March 2020 and was extended through December 31, 2024. Under the terms of the grant, the Company is eligible to receive reimbursements totaling $700,000 for expenses associated with achieving intended outcomes. To date, the Company has collected approximately $594,000 of the expected reimbursement. In early 2025, we applied to the USDA for the remaining reimbursement of approximately $106,000 but we have not yet received approval of the reimbursement or a timetable for payment.

Liquidity and Capital Resources

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for Farmland Investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also service our debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this Offering, cash-flow from operations, and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

The Company currently has a revolving line of credit of $15,000,000 with Compeer Financial. As of the date of this Annual Report we have an outstanding balance under this line of credit of $8,194,433. We primarily use this line of credit to fund Farmland Investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our offerings (both equity and unsecured debt) to repay the line of credit borrowings.

As of the date of this Annual Report, we have $3,700,000 of unsecured loan obligations maturing during the remainder of 2025. Additionally, we have one unsecured obligation of $25,000 which has a rolling maturity and could be presented for payment on July 15, 2025 or at any following January or July 15th. We have no secured loan obligations coming due in the next 12 months. We intend to repay the unsecured loan obligations with revenues and from proceeds from this Offering as well as the offering of unsecured promissory notes by Iroquois Valley LLC (See “Rooted in Regeneration Note Offering” below), and lines of credit.

Our ability to raise additional equity capital will depend on several factors including, overall farmland market performance, our operating results and market sentiment towards public benefit corporations. We also cannot predict the impact of potential interest rate changes on our ability to access additional capital. We do not have any off-balance sheet arrangements.

Trend Information

We expect an increasing focus on healthy eating and improving the environment will continue to drive demand for organic food and organic farmland and, in turn, drive revenue growth for the Company.

Rooted in Regeneration Notes Offering

Our operating company, Iroquois Valley LLC, recently completed an offering of unsecured promissory notes for sale to accredited investors only, referred to as “Rooted in Regeneration Notes.” We expect to launch an offering for a second series of Rooted in Regeneration Notes in Spring 2025. We first started issuing unsecured notes in 2015 and the amount outstanding has increased to $29,182,764 as of December 31, 2024. The rates and maturities of the full complement of these unsecured notes vary by issuance and series, but they are generally lower cost than those terms available from traditional lenders. We intend to issue additional unsecured notes through future Rooted in Regeneration Note and similar offerings to partially meet future cash needs.

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Item 3. Directors and Officers

Board of Directors(1)

Name	Position	Age	Term of Office
Dr. Anna Jones-Crabtree	Chairperson of the Board of Directors	55	Mar 2025-2027

Dr. Stephen P. Rivard	Director and Co-Founder	71	Mar 2025-2028

Dorothy D. Burlin	Director	57	Mar 2025-2027
Ingrid Dyott	Director	52	Mar 2025-2027
Arnold W. Lau	Director	66	Sep 2023-Mar 2026
Joseph A. Mantoan	Director	71	Sep 2023-Mar 2026
Olivia Watkins	Director	30	Mar 2025-2028
Christopher Zuehlsdorff	Director	49	Sep 2023-2026

(1)	Company Co-Founder David E. Miller currently serves as a Director Emeritus, a non-voting position on our Board of Directors.

Executive Officers

Name	Position	Age	Start of Term
Chris Zuehlsdorff	Chief Executive Officer	49	02/28/2023
Donna Holmes	Managing Director, Investor Relations and Corporate Secretary	64	06/07/2021

Business Experience

Board of Directors

Anna Jones-Crabtree, Ph.D., Chair Dr. Jones-Crabtree and her husband, Doug Crabtree, own and manage Vilicus Farms, a first-generation, organic, 13,000-acre dryland crop farm in northern Hill County, Montana growing a diverse array of organic heirloom and specialty grain, pulse, oilseed, and broadleaf crops under five- and seven-year rotations. In thirteen seasons, Vilicus Farms grew from 1,280 acres to be a nationally recognized farm by USDA’s beginning farmer programs, employing extensive conservation practices, and fostering unique risk sharing relationships with food companies and land investment firms. With over 26% of their land in non-crop conservation and 400 acres seeded to native pollinator habitat, Vilicus Farms became Bee Better certified in 2019, Real Organic Project Certified in 2019, and has been transitioning towards Demeter Biodynamic certification.

Dr. Jones-Crabtree is a Donella Meadows Leadership Fellow and a recipient of the White House Greening Government Sustainability Hero Award. She holds a Ph.D. in Civil and Environmental Engineering with a minor in Sustainable Systems from Georgia institute of Technology. Dr. Jones-Crabtree served on the USDA Secretary’s Advisory Council on Beginning Farmers & Ranchers. She currently serves on the Xerces Society Bee Better Advisory Board. Given the realities of farming, Dr. Jones-Crabtree still has an off-farm job with the USDA Forest Service. After several decades fostering more sustainable operations, she is now serving as the Director for Data Governance for the Northern Region.

Dr. Jones-Crabtree, her husband, and their three Jack Russell Terriers are avid members of the Lentil Underground (http://lentilunderground.com/).

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Stephen P. Rivard M.D., Co-Founder of Iroquois Valley

Dr. Rivard has a long history of entrepreneurship in the medical and health field. After earning his undergraduate and medical degrees from Loyola University of Chicago, he began a practice in the newest medical specialty of the time, emergency medicine. After 26 years and having raised two children, he changed careers and founded Illinois Vein Specialists in 2008, another growing medical specialty business. He also began diversifying his investments to focus on health and organic farmland. His interest in organic farming goes beyond profit. It also includes the mission of creating a more socially conscious and sustainable future for his children. Dr. Rivard is now reaching out to other physicians and health care professionals to bring attention to the varied health illnesses associated with our current food production system. Specifically, he is concerned about the growth of Type 2 diabetes, food allergies, and various cancer incidences that may be associated with our food choices. He views investing in Iroquois Valley as a chance to both reclaim our health and sustainably grow capital.

Dorothy D (“D.D.”) Burlin

Ms. Burlin currently serves as the chair of the Iroquois Valley Governance Committee.  She is an attorney and an advocate for sustainable, organic, and regeneratively grown foods. Ms. Burlin co-founded the angel investor group Sustainable Local Food Investment Group (SLoFIG).  She was an investor in Two Roads Farm, LLC which was ultimately merged into Iroquois Valley Farms in 2014.

Though no longer actively practicing, Ms. Burlin is licensed to practice law in Illinois and Missouri and in several federal district and circuit courts. Her practice area was in criminal defense. She graduated from Dartmouth College (BA) and Georgetown University (JD).

Ms. Burlin serves as the Board Chair of the American Youth Foundation and also serves on the Board of Canopy Farm Management, LLC.

Ms. Burlin and her husband Johannes reside in Chicago, Illinois. They also own a farm near Reeseville, Wisconsin.

Arnold Lau

Mr. Lau is a private investor and independent securities trader. Born and Raised in Honolulu, Hawaii, he earned his B.A. from Lawrence University, and an M.B.A. from Northwestern University. He was previously a member of the Chicago Board Options Exchange from 1983 until 1999, and a member of the Chicago Board of Trade from 1985 until 2007. He is a life member of the Sierra Club and the Nature Conservancy. Mr. Lau has been an investor in Iroquois Valley or its precursors (Two Roads Farm LLC, Shelby County, Illinois) since 2009, a member of the Board since 2012, and served in various roles at Iroquois Valley, including Chief Operating Officer, Chief Administrative Officer, and Corporate Secretary. He is one of the nine original directors of Iroquois Valley REIT.

Joseph A. Mantoan

Mr. Mantoan was raised on his immigrate grandparents’ large-scale vegetable farm in Kankakee County, Illinois. There he developed a lifelong love and connection to the natural world and an appreciation and joy for family farmers and healthy communities.

Mr. Mantoan joined the multinational consulting firm Accenture in 1976 and served almost 30 years in various North American and International leadership roles. In 2004, he returned to his roots and began to work in farmland preservation and became an advocate for ecological farming. He received his BA and MA in Accounting from the University of Illinois.

Mr. Mantoan formerly served as Chairman of the Board of Healing Soils Foundation, and currently holds various leadership roles at non-profit organizations including Healing Soils Foundation, Wellspring Organic Farms, Riveredge Nature Center, and Cedar Lakes Conservation Foundation. He has been a member of the Board of Directors of Iroquois Valley Farmland REIT since 2019.

Mr. Mantoan and his wife, Laura, own 200 acres of certified organic farmland in Washington County, Wisconsin. Since 2010, the farm has been managed by his son, based on rotational grazing and a permaculture keyline water system design. Several conservation and educational workshops have been conducted at the farm over the years. Mr. Mantoan resides in Whitefish Bay, Wisconsin.

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Olivia Watkins

Ms. Watkins is a social entrepreneur and impact investor. For the past seven years, she has financed, developed, and operated environmental and social projects across the U.S. She currently serves as a co-founder and President of Black Farmer Fund, a nonprofit impact investing organization creating sustainable and equitable food systems by investing in black farmers and food businesses in the Northeast. She also serves as a board member for Sustainable Agriculture & Food Systems Funders and previously for Soul Fire Farm Institute. Prior to founding Black Farmer Fund in 2017, Olivia worked in several production roles at Soul Fire Farm Institute and Kahumana Organic Farms, leveraging her environmental biology background to manage and grow environmentally regenerative and socially impactful business operations.

Ms. Watkins has an M.B.A. from North Carolina State University in Financial Management, and a B.A. from Barnard College, Columbia University in Environmental Biology. She was also recognized on the 2021 Forbes 30 under 30 Social Impact list and The Grist 50.

Ingrid Dyott

Ms. Dyott spent her entire career in the field of Sustainable Investing, building a strong franchise at Neuberger Berman over a 25-year period. She was a Senior Portfolio Manager and co-head of the Neuberger Berman Sustainable Equity team. Ms. Dyott is an adjunct professor at both City University of New York Baruch College Zicklin School of Business in the Master of Finance program, and at Columbia University’s School of International and Public Affairs. In addition to her service as a member of the Board of Iroquois Valley, she currently serves as Board Chair for Arbor Rising, a non-profit funding and supporting promising social entrepreneurs. She is also a board member of the Lily Auchincloss Foundation, an organization focused on supporting NYC nonprofits improving the lives of all New Yorkers. Ms. Dyott serves as an independent trustee of Impax Asset Management's mutual fund complex

Ms. Dyott has an MBA from Columbia University and a BA from Bowdoin College. She lives with her family in New York and enjoys spending time outdoors.

Christopher Zuehlsdorff

Mr. Zuehlsdorff serves as Chief Executive Officer at Iroquois Valley, where he combines his investment management experience and personal background in support of the strategic vision of the organization. Prior to joining Iroquois Valley, Mr. Zuehlsdorff was Senior Managing Director and Co-Head of Global Investments at EnTrust Global, an alternative investment firm based in New York. He was a member of the Management Committee and the Global Investment Committee. As a senior investment professional, Mr. Zuehlsdorff covered most asset classes and investment strategies across both public and private markets.

Mr. Zuehlsdorff grew up on a family dairy farm in Minnesota and maintained an interest in food and agriculture throughout his career. Since 2016, Mr. Zuehlsdorff has been a board member at The Glynwood Center for Regional Food and Farming, a non-profit organization supporting regional food and farming in New York’s Hudson Valley.

Mr. Zuehlsdorff graduated with an MBA in Finance and Accounting from Carnegie Mellon University in 2003 and a BA in Economics and Mathematics from Saint Olaf College in 1998. He is a CFA® Charterholder. Mr. Zuehlsdorff and his family reside in Boulder, CO. Outside of work, Mr. Zuehlsdorff enjoys traveling, gardening and hiking with his wife, and three sons.

David E. Miller, Co-Founder of Iroquois Valley and Emeritus Member of the Board

After a 30-year career in corporate finance and real estate, Mr. Miller returned to his native Illinois landscape in 2005 by purchasing a 10-acre farm from a family estate of his relatives. Keeping the farm in the family, he reconnected with local relatives and friends farming organically. In 2007, he co-founded Iroquois Valley Farms LLC to enable a new generation of farmers and investors to support healthy food production. Mr. Miller is a co-founder of Iroquois Valley and served as its Chief Executive Officer continuously from its founding in 2007 through September 2021. In 2024, Mr. Miller transitioned from a director role to Emeritus Director role at Iroquois Valley.

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Prior to developing sustainable farmland ventures, Mr. Miller held executive positions at Bank of America, Santa Fe Southern Pacific, and First Chicago Corporation, which involved the management and oversight of real estate and capital equipment leasing portfolios. In 2008, he formed Working Farms Capital, an entity seeding new ventures in sustainable agriculture while providing transitional farm management services.

Mr. Miller is a 1975 graduate of Loyola University of Chicago and a 1978 graduate of Columbia University’s Graduate School of Business. Mr. Miller views education as the primary key to changing the health and economics of current food production systems. In that capacity, Mr. Miller is a founding member and has Co-Chaired the advisory board for Loyola University’s Institute for Environmental Sustainability. He is a recipient of the Institute’s first Damen Award, recognizing his services related to positive environmental change. He continues to restore his small organic farm in Iroquois County, a family heritage since 1875, now being transitioned to native prairie and permaculture production.

Executive Officers and Significant Employees

Chris Zuehlsdorff, Chief Executive Officer

Biography included in Board of Directors section above.

Donna Holmes, Managing Director, Investor Relations

In her role at Iroquois Valley, Ms. Holmes conveys the Company’s vision and investment strategy with investors and prospects. She is responsible for expanding the investor base by building a community of like-minded investors. Ms. Holmes is passionate about creating an opportunity for all people to reap the health benefits of nutritional food, grown in a sustainable and socially just society. Using her knowledge of finance and investing, Ms. Holmes structures investment vehicles to address investors’ different needs and goals. She believes in Iroquois Valley’s triple bottom line principles, actively securing social, environmental, and financial returns for our investors. Ms. Holmes has also served as the Company’s Corporate Secretary since 2021.

Prior to joining Iroquois Valley, Ms. Holmes served in business development and investor relations roles at three alternative asset management firms. Before working in finance, she practiced law, specializing in tax and ERISA matters.

Ms. Holmes earned a Bachelor of Science in accounting from Syracuse University, a Juris Doctorate from Syracuse University, College of Law, and a Master of Law in Taxation from New York University. She is a CAIA Charter-holder and an FSA Level 1 Certificate Holder.

Compensation of Directors and Executive Officers.

The 2024 compensation of our 3 highest paid employees were as follows:

Name	Position	Salary ($)	Bonus ($)	Other Compensation ($)	Total Compensation ($)
Christopher Zuehlsdorff	CEO	$192,833	$15,000[1]	$15,000	$222,833
Andy Ambriole[2]	Managing Director, Farmland Investments	$154,833	$5,000	N/A	$159,833
Donna Holmes	Managing Director, Investor Relations	$145,000	$10,000	N/A	$155,000

1. The bonus was in the form of stock.

2. As of March 11, 2025, Mr. Ambriole is no longer employed at the Company.

10

In aggregate, the individuals who served on Iroquois Valley’s Board of Directors in 2024 received from the Company $611,166 in aggregate compensation during 2024, including compensation for employment or contractor services and compensation for board service, as applicable.

Members of the Iroquois Valley REIT board who are not employees are entitled to receive a stipend and stock grants for their service as directors, subject to the Board Compensation Policy dated June 3, 2022. Directors who are also employees or contractors of the Company are typically paid for their work as employees or contractors, as applicable, but are not additionally compensated for their service as directors.

All officers and employees are eligible for cash bonuses. All officers, employees, advisors, and directors are eligible to receive grants of stock or stock options as compensation through the Company’s equity incentive plan. To date, the Company has only issued stock as a bonus payment to Mr. Zuehlsdorff through this equity incentive plan. The Company has no plans to grant stock options.

11

Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth certain information regarding the beneficial ownership of shares of our common stock for our directors and named executive officers as a group as of April 1, 2025. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person.

Name	Address	Shares (1)	% Ownership
Officers and Directors as a group	1720 W Division Street Chicago, IL 60611	2,015.55	1.87%

SPARTA24 LTD Alon Gonen	29 Hatamar Street Ein Ayala, Israel 3082500	79,317	7.39%

Peterffy Foundation, Christopher Upzen, Secretary	777 S. Flager Dr., E. Tower No. 1001, West Palm Beach, FL 33401	65,414	6.10%

DCS Irrevocable Trust Diana Singleton, Trustee	303 North Glenoaks Blvd. Burbank, CA 91502	55,200	5.14%

(1)	Percentage of beneficial ownership is based upon 1,073,152.82 shares of Iroquois Valley REIT’s common stock outstanding as of April 15, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

No common shares beneficially owned by any director or executive officer have been pledged as security for a loan.

Other than the persons listed above, the Company does not have any persons known to us to be beneficial owners of 5% or more of our common stock.

12

Item 5. Interest of Management and Others in Certain Transactions

The following briefly summarizes any transactions during the last two completed fiscal years and the current fiscal year to which Iroquois Valley was a participant and where there is a direct or indirect material interest:

Dr. Jones-Crabtree, a member and Chairperson of our board of directors, is the lessee of three of our farms (Bahasaba, Hi-Line and Cottonwood). As such there could be a future conflict of interest arising from Dr. Jones-Crabtree’s role as a director, and farm tenant.

Mr. Mantoan and Dr. Rivard are members of our board of directors, serve on the board of Healing Soils Foundation (HSF), an Illinois-based 501(c)(3) nonprofit organization dedicated to providing grants to organic and regenerative farmers for agricultural projects that help heal our environment, heal our communities, and that provide nutrient dense food, free of chemicals, to heal our bodies. Mr. Mantoan and Dr. Rivard do not receive any compensation from HSF. Due to the alignment in missions, Iroquois Valley regularly explores and engages in various partnerships and collaborations with HSF. These activities may involve devotion of limited Iroquois Valley staff time to support HSF projects, or other donations or support from Iroquois Valley to HSF. Both entities have conflict of interest policies and independent directors to review any transactions between them, however, there still can and will be conflicts of interest arising from Mr. Mantoan’s and Dr. Rivard’s director roles at both organizations.

In February 2024, The Company completed the sale of 10 acres of Rock Creek Farm in Will County, IL that consisted of a house, buildings, equipment, and the agroforestry plantings on those 10 acres to an entity controlled by Mr. Miller, an Emeritus Director. The transaction resulted in a net loss to the Company of $152,093. Mr. Miller will continue to develop and maintain the 10-acre property. The remaining acreage on the Rock Creek Farm is leased to another tenant.

In late 2024, the Company arranged to purchase the Phyllis Farm from Mr. Ambriole. Phyllis is a70-acre property located in Huntington, IN and the agreed upon purchase price was $771,760. The transaction closed in January 2025, and the proceeds were used to satisfy outstanding mortgage and line of credit payments.

Item 6. Other Information

None.

13

Item 7. Financial Statements

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

December 31, 2024 and 2023

14

Independent Auditor's Report

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

Opinion

We have audited the consolidated financial statements of Iroquois Valley Farmland REIT, PBC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

15

In performing audits in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audits.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

Other Information

Management is responsible for the other information included in the Company's Form 1-K. The other information comprises the business overview, management's discussion and analysis of financial condition and results of operations, listing of directors and officers, summary of management and certain securityholders, and summary of management's interests sections but does not include the consolidated financial statements and our auditor's report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements or whether the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

April 25, 2025

16

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

December 31, 2024 and 2023

	2024	2023

ASSETS

Investments in real estate, at cost:
Land	$92,556,923	$62,717,786
Land improvements, machinery and equipment	2,290,512	2,141,478
Buildings and building improvements	2,600,919	2,168,757

Total investment in real estate	97,448,354	67,028,021
Less accumulated depreciation	1,302,545	1,185,388

Net investment in real estate	96,145,809	65,842,633

Cash and cash equivalents	395,637	551,753
Accrued income	428,021	238,428
Accounts receivable, net of allowance for credit losses of $17,173 in 2024 and 2023	1,488,541	752,207
Prepaids and other assets	542,851	415,999
Interest receivable, net of allowance for credit losses of $19,347 and $2,880 in 2024 and 2023, respectively	603,454	615,001
Mortgage notes receivable, net of deferred origination fees and allowance for credit losses of $203,458 and $238,685 in 2024 and 2023, respectively	25,077,895	27,133,826
Operating lines of credit receivable, less allowance for credit losses of $4,045 and $5,194 in 2024 and 2023, respectively	1,524,885	1,635,100
Other loans receivable	15,000	359,785

Total other assets	30,076,284	31,702,099

Total assets	$126,222,093	$97,544,732

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$1,750,160	$950,069
Line of credit	9,951,860	2,341,905
Mortgage notes payable	6,350,000	–
Notes payable, unsecured	29,182,764	22,286,980

Total liabilities	47,234,784	25,578,954

EQUITY
Controlling interests	78,724,786	71,600,808
Noncontrolling interests	262,523	364,970

	78,987,309	71,965,778

Total liabilities and equity	$126,222,093	$97,544,732

The accompanying notes are an integral part of these consolidated statements.

17

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2024 and 2023

	2024	2023

Revenue
Rental income, net	$3,240,210	$2,651,271
Mortgage interest income	1,513,585	1,485,446
Operating lines of credit interest income	117,222	115,404
Grant revenue	79,290	169,998
Other	111,000	102,495

Total revenue	5,061,307	4,524,614

Operating expenses
Employee expenses	1,601,392	1,897,826
General and administrative	693,963	677,182
Credit losses	2,769	6,485
Professional fees	1,105,592	680,155
Real estate taxes	347,613	227,173
Insurance	49,292	49,618
Depreciation and amortization	249,669	230,749

Total operating expenses	4,050,290	3,769,188

Operating income	1,011,017	755,426

Interest expense	1,394,611	571,139

Net (loss) income before net gain on sales of real estate	(383,594)	184,287
Net gain on sales of real estate	259,111	270,763

NET (LOSS) INCOME	(124,483)	455,050

Net income attributable to noncontrolling interests	3,473	4,376

Net (loss) income attributable to controlling interests	$(127,956)	$450,674

The accompanying notes are an integral part of these consolidated statements.

18

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2024 and 2023

	Common Stock (1)
	Shares Issued and		Additional Paid-in	Retained	Total Controlling	Noncontrolling	Total
	Outstanding	Amount	Capital	Earnings	Interest	Interests	Equity

Stockholders' equity, January 1, 2023	942,884.400	$9,429	$46,546,036	$20,442,329	$66,997,794	$368,686	$67,366,480

Net income	–	–	–	450,674	450,674	4,376	455,050

Contributions from stockholders	62,766.347	628	6,200,744	–	6,201,372	–	6,201,372

Dividends paid to stockholders	–	–	–	(390,317)	(390,317)	–	(390,317)

Redemptions paid to stockholders	(15,743.547)	(157)	(1,638,170)	–	(1,638,327)	–	(1,638,327)

Distributions to noncontrolling interests	–	–	–	–	–	(8,092)	(8,092)

Syndication costs	–	–	–	(20,388)	(20,388)	–	(20,388)

Stockholders' equity, December 31, 2023	989,907.200	$9,900	$51,108,610	$20,482,298	$71,600,808	$364,970	$71,965,778

Net (loss) income	–	–	–	(127,956)	(127,956)	3,473	(124,483)

Contributions from stockholders	70,614.894	706	7,842,834	–	7,843,540	–	7,843,540

Dividends paid to stockholders	–	–	–	(206,555)	(206,555)	–	(206,555)

Redemptions paid to stockholders	(3,151.358)	(32)	(217,061)	(139,959)	(357,052)	–	(357,052)

Distributions to noncontrolling interests	–	–	(27,999)	–	(27,999)	(105,920)	(133,919)

Syndication costs	–	–	–	–	–	–	–

Stockholders' equity, December 31, 2024	1,057,370.736	$10,574	$58,706,384	$20,007,828	$78,724,786	$262,523	$78,987,309

(1) 3,000,000 shares authorized (*), $0.01 par value; 1,057,370.736 and 989,907.200 shares issued and outstanding at December 31, 2024 and 2023, respectively.

(*) On October 16, 2023, the Company authorized an 8 for 1 stock split of the Company's $0.01 par value common stock. As a result of the split, 825,023.850 shares were issued, and additional paid-in capital was reduced by $8,250. Additionally, the Company increased the authorized shares of comon stock from 1,000,000 to 3,000,000.

The accompanying notes are an integral part of these consolidated statements.

19

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2024 and 2023

	2024	2023

Cash flows from operating activities
Net (loss) income	$(124,483)	$455,050
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Change in provision for credit losses	2,769	(65,589)
Depreciation and amortization	249,669	230,749
Net gain on sales of real estate	(259,111)	(270,763)
Deferred origination fees amortization	(40,885)	(21,038)
(Increase) decrease in assets
Accrued income	(189,593)	(68,428)
Accounts receivable	(736,334)	427,513
Prepaids and other assets	8,770	(109,635)
Interest accrued on mortgage and operating lines of credit receivables	(5,128)	(409,487)
Increase in liabilities
Accounts payable and accrued expenses	800,091	369,389

Net cash (used in) provided by operating activities	(294,235)	537,761

Cash flows from investing activities
Proceeds from sales of investments in real estate	594,901	3,004,483
Purchases of investments in real estate, at cost	(30,864,600)	(10,076,709)
Deposits on purchases of investments in real estate	(159,657)	–
Issuance of mortgage notes	(4,168,375)	(4,286,769)
Principal payments received on mortgage notes	6,259,533	2,299,882
Net proceeds of operating lines of credit receivable	111,364	250,039
Origination fees received	34,634	25,955
Issuances of other loans receivable	–	(265,000)
Purchase of cost method investment	–	(100,000)
Principal payments received on other loans receivable	328,566	34,260

Net cash used in investing activities	(27,863,634)	(9,113,859)

(continued)

20

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2024 and 2023

	2024	2023

Cash flows from financing activities
Proceeds from line of credit payable	$21,291,655	$2,865,948
Repayments on line of credit payable	(13,681,700)	(524,043)
Proceeds from notes payable, unsecured	7,812,500	1,915,000
Repayments of notes payable, unsecured	(916,716)	(3,905,133)
Proceeds from mortgage notes payable	6,350,000	–
Payment of note payable, paycheck protection program	–	(10,666)
Payment of syndication costs	–	(20,388)
Contributions from stockholders	7,751,808	5,112,195
Distributions to noncontrolling interests	(133,919)	(8,092)
Redemptions paid to stockholders	(357,052)	(1,638,327)
Dividends paid to stockholders	(114,823)	(206,140)

Net cash provided by financing activities	28,001,753	3,580,354

NET DECREASE IN CASH AND CASH EQUIVALENTS	(156,116)	(4,995,744)

Cash and cash equivalents, beginning of year	551,753	5,547,497

Cash and cash equivalents, end of year	$395,637	$551,753

Supplemental disclosure of cash flow information
Cash paid for interest expense	$765,348	$571,437

Supplemental disclosure of noncash activities
Dividends paid to stockholders reinvested as contributions from stockholders	$91,732	$184,177

Notes payable, unsecured converted to contributions from stockholders	$–	$905,000

Land swap - sale of the land	$1,309,875	$–
Land swap - land acquisition	$(1,309,875)	$–

The accompanying notes are an integral part of these consolidated statements.

21

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Operating Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary). Both the Operating Company and the TRS Subsidiary are wholly owned subsidiaries of Iroquois Valley Farmland REIT, PBC, collectively referred to as Iroquois Valley or the Company.

The Company positively impacts local, sustainable and organic agriculture through leasing farmland, and funding mortgages and operating lines of credit with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own regenerative and/or organic farm business. Investments made by the Company are funded through a secured line of credit, the issuance of unsecured notes payable or shares of common stock. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidation is required. The Company is the primary beneficiary as it has the power to direct the activities of MT Hi-Line, LLC, has the obligation to absorb losses, and has the right to receive benefits that could potentially be significant to MT Hi-Line, LLC. All significant intercompany accounts and transactions are eliminated in consolidation.

The Company acquired additional membership interests in MT Hi-Line, LLC. The Company is still considered the primary beneficiary. The Company's ownership of MT Hi-Line, LLC increased from 77 percent to 84 percent. The Company paid consideration in the amount of $132,277, which exceeded the adjustment to noncontrolling interest. As a result, additional paid-in capital was reduced by $27,999.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

22

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2024 and 2023:

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	12/31/2024	12/31/2023
Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,138,083	$1,157,959
Denker Farm	Livingston, IL	March 22, 2011	1,498,508	1,452,879
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	485,692	476,700
Old Oak Farm	Huntington, IN	August 20, 2012	920,472	921,980
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	629,807	1,213,174
Hedge Creek Farm	Will, IL	December 28, 2012	635,592	635,592
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	–	1,072,281
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963	1,031,963
One Bottom Farm	Iroquois, IL	November 21, 2013	350,561	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,262,398	2,272,640
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	588,673	591,102
Brindle Farm	Allen, IN	September 19, 2014	517,652	518,615
South Grove Farm	Dekalb, IL	February 12, 2015	718,663	720,639
Mackinaw Farm	Ford, IL	February 20, 2015	1,116,114	1,120,519
Jubilee Farm	Elkhart, IN	October 28, 2015	536,015	538,557
Yoder Farm	Allen, IN	November 24, 2015	534,186	534,653
Tower Road Farm	Dekalb, IL	February 29, 2016	830,199	831,280
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	660,284	660,284
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	874,459	877,289
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,234,847	1,235,211
Cottonwood	Hill, MT	September 1, 2017	999,662	1,010,444
South Fork	Livingston, IL	October 16, 2017	2,335,497	2,260,068
Battle Creek	Dekalb, IL	November 10, 2017	1,494,549	1,500,192
White River	Daviess, IN	May 24, 2018	1,908,744	1,908,744
Hidden Pasture	Schoharie, NY	July 24, 2018	262,321	272,321
Ten Mile	Lucas, OH	November 29, 2018	319,761	321,562

23

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate (Continued)

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	12/31/2024	12/31/2023
MT Hi-Line	Shelby, MT	January 17, 2019	$1,559,697	$1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,299,462	1,302,173
Money Creek	McClean, IL	December 9, 2019	1,180,339	1,180,339
Eldert	Iroquois, IL	January 13, 2020	1,387,376	1,387,376
Parish	Kankakee, IL	April 29, 2020	1,876,500	1,876,500
Rock Creek East	Will, IL	May 4, 2020	662,050	663,805
Peterson	Iroquois, IL	June 8, 2020	429,000	429,000
Sugar Creek	Boone, IN	October 6, 2020	1,839,627	1,841,727
Rock Creek West	Will, IL	November 4, 2020	602,415	608,937
Rock Creek 30	Will, IL	November 10, 2020	246,481	247,024
Sugar Creek West	Boone, IN	January 6, 2021	3,375,050	3,375,050
Scheffers	Kankakee, IL	March 30, 2021	900,000	900,000
Tucker South	Calloway, KY	August 3, 2021	1,531,671	1,534,171
Pittwood	Iroquois, IL	November 3, 2021	965,896	966,883
Persch	Kankakee, IL	November 9, 2021	1,229,592	1,229,592
Close Farm	Huntington, IN	April 1, 2022	737,451	737,451
MI Temple Farm	St. Johns,	April 15, 2022	522,000	522,000
Mantoan	Kankakee, IL	May 13, 2022	554,490	554,490
The Harms Chase & Harter Road Farm	DeKalb, IL	June 10, 2022	1,070,860	1,070,860
Hearns Farm	Iroquois, IL	July 13, 2022	571,974	571,974
Roann Farm	Wabash, IN	July 28, 2022	712,000	712,000
Wright Farm	Lee, IL	November 3, 2022	2,100,000	2,100,000
Doughty Farm	LaSalle, IL	January 31, 2023	683,298	683,298
Osterman Farm	Will, IL	February 9, 2023	309,421	309,421
Park Hill Farm	Rutland, VT	February 15, 2023	1,635,388	1,682,857
Koontz Lake	Starke, IN	March 2, 2023	2,336,744	2,343,797
Merkle Farm	Iroquois, IL	November 8, 2023	4,865,442	4,865,442
Peotone Road	Will, IL	January 12, 2024	3,251,675	–
Wiegand	McLean, IL	February 6, 2024	1,502,291	–
Dunn	Wells, IN	February 19, 2024	1,052,334	–
Hextell	Iroquois, IL	March 6, 2024	1,309,875	–
Miller Ranch	Will, IL	March 15, 2024	901,731	–
Reynolds	Hancock, OH	April 5, 2024	1,005,879	–
Center Road	Will, IL	April 30, 2024	1,766,196	–
LeFevre	Whiteside, IL	May 1, 2024	1,573,751	–
Peotone North	Will, IL	May 3, 2024	1,358,456	–

24

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate (Continued)

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	Net Book	Net Book
Onarga	Iroquois, IL	May 10, 2024	909,209	–
Shumway Road	Crook, OR	May 16, 2024	7,951,059	–
Paluch	Dekalb, IL	May 29, 2024	4,704,441	–
Mossburg	Wells, IN	June 25, 2024	804,514	–
Freed	McLean, IL	August 30, 2024	863,211	–
Michelson Farm	Earlville, IL	October 1, 2024	600,332	–
Keever Farm	Iroquois, IL	November 1, 2024	1,817,886	–
Erickson Farm	Monroe, MI	November 27, 2024	608,768	–

			$96,145,809	$65,842,633

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to the assets, as well as other fair value determinations.

To determine the estimated fair value, management  utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. During 2024 and 2023, the Company evaluated the investments in real estate for indicators of impairment and noted none.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	5- 28 years

25

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3. Investments in Real Estate (Continued)

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

4. Cash Equivalents

The Company maintains the majority of its cash balances with a banking institution and with a lending institution, which has serviced mortgages on certain investments. These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accrued Income and Accounts Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain amount (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

If receivables from a tenant are determined to be uncollectible, the receivables are fully reserved and rental income is constrained to amounts collected from the tenant. Management estimated accounts receivable of $17,173 as of December 31, 2024 and 2023 will not be collected.

6.  Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2024 and 2023 expenses related to the non-accredited investor offering. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $0 and $20,338 were incurred for the years ended December 31, 2024 and 2023, respectively.

7. Revenue Recognition

Leases

The Company's leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term. That residual value is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred.

26

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

7. Revenue Recognition (Continued)

Mortgage and Operating Lines of Credit Interest Income

Mortgage and operating lines of credit interest income is generally recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate (see Note C) for the Company's policies on risk rating of the mortgage, operating line of credit and lease portfolio.

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland and to have operating capital. The Company's financing policy requires extensive background and credit checks; and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

27

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for credit losses and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit may accrue interest throughout the term.

Mortgage notes are collateralized by real estate and improvements thereon. Operating lines of credit are collateralized by a combination of current assets, fixed assets, and personal property. Interest income recognized related to mortgage notes receivable totaled $1,513,585 and $1,485,446 during the years ended December 31, 2024 and 2023, respectively. Interest income recognized related to operating lines of credit totaled $117,222 and $115,004 during the years ended December 31, 2024 and 2023, respectively.

An allowance for credit losses is established for amounts expected to be uncollectible over the contractual life of the loans. The Company collectively evaluates notes receivable to determine the allowance for credit losses based on three portfolio segments that have similar risk characteristics: mortgage notes, operating lines of credit, and other loans receivable. Loans that do not share similar risk characteristics with other loans are evaluated individually.

The Company uses an expected loss model that considers the Company's actual historical loss rates adjusted for current economic conditions and reasonable and supportable forecasts. The Company considers the impact of current conditions and economic forecasts relating to specific geographical areas and client-specific exposures when making adjustments for reasonable and supportable forecasts. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received.

Notes are considered delinquent if the repayment terms are not met. The Company establishes an allowance for credit losses to reserve against potential losses from non-performing loans. The credit losses are calculated based on the remaining maturity method which incorporates historical loss rates, current conditions adjustments and forecast adjustments, as applicable. The following tables present the Company's details of the remaining maturity method and allowance for credit losses on mortgage notes receivable, operating lines of credit receivable, and interest receivable as of and for the years ended December 31, 2024 and 2023:

Summary of Allowance for Credit Losses (ACL) as of December 31, 2024 and 2023

			Operating
	Interest	Mortgages	Lines of Credit
Year Ended 12/31/2024	Receivable	Receivable	Receivable	Total

ACL, beginning of year	$2,880	$135,890	$5,194	$143,964
Provision for expected credit losses	16,467	(28,768)	(1,149)	(13,450)
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$19,347	$107,122	$4,045	$130,514

Deferred origination fees	$–	$96,336	$–	$–

28

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Summary of Allowance for Credit Losses (ACL) as of December 31, 2024 and 2023

			Operating
	Interest	Mortgages	Lines of Credit
Year Ended 12/31/2023	Receivable	Receivable	Receivable	Total

ACL, beginning of year	$123,618	$160,507	$108,246	$392,371
Cumulative effect of ASC 326	(122,655)	(33,749)	(98,488)	(254,892)
Provision for expected credit losses	1,917	9,132	(4,564)	6,485
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$2,880	$135,890	$5,194	$143,964

Deferred origination fees	$–	$102,795	$–	$–

The Company utilizes an internal risk rating system to evaluate credit risk. Credit risk ratings are based on current financial information, comparison against industry averages, collateral coverage, historical payment experience, and current economic trends. The Company uses the following definitions for credit risk ratings:

Performing - Loans not classified as Watch, At-Risk or Default. Watch - Loans with payments that are 90 days past due or greater and designated for elevated attention. Indicates above-average risk. At-Risk - Loans with an increased likelihood of default. These loans represent borrowers whose paying capacity makes full collection questionable. Default - Loans that are currently failing to meet contractual obligations or for which the Company has temporarily waived certain contractual requirements. The following table summarizes the credit risk profile of the Company's mortgage notes receivable and operating lines of credit receivable as of December 31, 2024 and 2023:

Summary of Mortgage Notes Receivable as of December 31, 2024 and 2023

	Outstanding	Outstanding
	Balance	Balance
	12/31/2024	12/31/2023

Performing	$12,533,906	$16,217,169
Watch	3,508,375	7,744,170
At-risk	8,636,375	3,411,172
Default	602,697	–

Total loans	$25,281,353	$27,372,511
Allowance for credit/loan losses	(107,122)	(135,890)
Net deferred origination fees	(96,336)	(102,795)

Net loans	$25,077,895	$27,133,826

Interest rate range	1.25 - 10.25%	1.25 - 8.00%
Maturity date range	2025 - 2052	2024 - 2052

29

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Summary of Operating Lines of Credit as of December 31, 2024 and 2023

	Outstanding	Outstanding
	Balance	Balance
	12/31/2024	12/31/2023

Performing	$421,751	$1,239,121
Watch	–	–
At-risk	799,286	401,173
Default	307,893	–

Total loans	$1,528,930	$1,640,294
Allowance for loan losses	(4,045)	(5,194)
Net deferred origination fees	–	–

Net loans	$1,524,885	$1,635,100

Maximum available balance	$2,234,125	$2,234,125
Interest rate range	5.00 - 8.25%	5.00 - 8.25%
Maturity date range	2025 - 2026	2024 - 2026

NOTE D - REVOLVING LINES OF CREDIT

The Company had a $2,500,000 line of credit with a lender who serviced certain mortgages payable that was interest only through May 1, 2024 and was amended with a new note on May 15, 2023. This new note increased the line of credit to $10,000,000 and requires interest only payments annually beginning on May 1, 2024 and both principal and interest payments in 24 installments beginning on May 1, 2029 and annually thereafter. On November 25, 2024, the note was amended to increase the line of credit to $15,000,000. There were outstanding borrowings of $9,951,860 and $2,341,905 at December 31, 2024 and 2023, respectively, on this line of credit. Based on the current outstanding borrowings, the Company expects approximately $415,000 to be due in 2029 and remaining principal payable thereafter. Interest is payable annually at the bank's adjusted one-month SOFR (4.67% and 5.34% at December 31, 2024 and 2023, respectively) base rate plus an applicable margin (2.35%). The line is collateralized by real estate in the IL counties of Iroquois, Livingston, Dekalb, Kankakee, Will, McLean, Whiteside and Shelby. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the years ended December 31, 2024 and 2023 related to the line of credit was approximately $450,000 and $28,000, respectively. There was approximately $436,000 and $28,000 of accrued interest at December 31, 2024 and 2023, respectively.

The Company had a $1,000,000 line of credit with a lender which expired on November 10, 2023 and was not renewed. There were no borrowings during 2023. The line was collateralized by the Tower Road Farm.

30

NOTE E - STOCK SPLIT AND AUTHORIZED SHARES

Effective October 16, 2023, the Company authorized a forward stock split, whereby each share of common stock issued and outstanding immediately prior to the effective time was automatically and without any action on the part of the respective holders thereof, split and converted into 8 shares of the same class of stock. As a result of the split, 825,023.850 shares were issued, and additional paid-in capital was reduced by $8,250. Additionally, the Company increased the authorized shares of common stock from 1,000,000 to 3,000,000.

NOTE F - NOTES PAYABLE, UNSECURED

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

The Company has issued multiple offerings of promissory notes titled "Soil Restoration Notes". Beginning December 15, 2021, the Company launched an offering of Series IV Soil Restoration Notes at a maximum offering of $20,000,000. Beginning in 2023, the Company launched an offering of promissory notes titled "Rooted in Regeneration Notes" at a maximum offering of $25,000,000. The total notes advanced during 2024 and 2023 aggregated $7,812,500 and $1,915,000, respectively. During 2024 and 2023, $0 and $2,085,000, respectively, of the Soil Restoration Notes, were transferred to Rooted in Regeneration Notes which extended the maturity date of the notes. In accordance with the terms of the first three series of Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period primarily by providing financial assistance to projects geared toward improving soil quality. The Series IV Soil Restoration Notes do not include contributions to the organic transition pool. See Note L for a description of a grant received which has reduced the costs associated with issuing the notes. Soil Restoration Notes and Rooted in Regeneration Notes totaling $21,351,500 and $18,954,000 were outstanding as of December 31, 2024 and 2023, respectively. Soil Restoration Notes are issued as individual promissory notes which bear interest between 2.00% and 2.75%, payable semiannually on January 15 and July 15. Principal is due in full at maturity, which ranges between 2025 and 2029. Soil Restoration Notes and Rooted in Regeneration Notes are uncollateralized. Rooted in Regeneration Notes are issued as individual promissory notes which bear interest between 2.00% and 4.00% based on various terms as defined in the agreements. Principal is due in full at maturity, which ranges between 2026 and 2033.

Other promissory notes and term notes, totaling $7,831,264 and $3,332,980 as of December 31, 2024 and 2023, respectively, have interest due semi-annually, ranging from 1.25% to 4.00% with principal due in full at maturity. The notes have various original maturity dates from 2025 through 2031. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized.

Aggregate interest expensed during the years ended December 31, 2024 and 2023 was $673,955 and $543,481 respectively, related to the notes payable. Accrued interest at December 31, 2024 and 2023 totaled $358,887 and $221,439, respectively, related to the notes payable. Aggregate notes payable due to related parties, which consists entirely of stockholders, totaled 20%, or $5,699,500 and 23%, or $5,109,500 of the total notes payable at December 31, 2024 and 2023, respectively.

Interest expensed on the related parties notes totaled approximately $121,500 and $146,000 during the years ended December 31, 2024 and 2023, respectively.

Future original maturities of the aggregate notes payable as of December 31, 2024 are as follows:

2025	$5,341,667
2026	8,713,667
2027	11,727,000
2028	1,030,000
2029	1,142,500
Thereafter	1,227,930

$29,182,764

31

NOTE G - MORTGAGE NOTES PAYABLE

On May 16, 2024, the Company entered into a mortgage loan agreement for $4,000,000 ("Shumway Loan") with Compeer Financial ("Compeer") to finance the acquisition of the Shumway Road property. The Shumway Loan has an interest rate of 6.85% and is interest only for one year payable in semi-annual installments. The Shumway Loan has a maturity date of November 1, 2054. Semi-annual principal and interest payments of $157,939 will commence on May 1, 2025. The interest rate on the Shumway Loan will adjust every three years beginning on May 1, 2027.

On May 29, 2024, the Company entered into an additional mortgage loan agreement for $2,350,000 ("Paluch Loan") with Compeer to finance the acquisition of the Paluch property. The Paluch Loan has an interest rate of 6.75% and is interest only for one year payable in semi-annual installments. The Paluch Loan has a maturity date of November 1, 2054. Semi-annual principal and interest payments of $91,848 will commence on May 1, 2025. The interest rate on the Paluch Loan will adjust every three years beginning on May 1, 2027.

The Company incurred $265,262 of interest expense related to the mortgage notes payable for the year ended December 31, 2024. Accrued interest as of December 31, 2024 totaled $72,104 related to the mortgage notes payable.

Future maturities of the mortgage notes payable as of December 31, 2024 are as follows:

2025	$62,064
2026	66,425
2027	71,092
2028	74,883
2029	81,349
Thereafter	5,994,187

$6,350,000

NOTE H - NOTE PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company entered into a $103,528 U.S. Small Business Administration ("SBA") Paycheck Protection Program note payable. The note payable incurred interest at a fixed rate of 1.00% and matured on April 23, 2022. The note was unsecured and was eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Principal and interest payments were made in equal installments after a 10 month deferral period, as defined in the CARES Act. The Company applied for forgiveness, but during 2021 the SBA denied the request. Principal payments of approximately $11,000 was due in 2023. The balance is paid in full as of December 31, 2023.

32

NOTE I - RENTAL INCOME

The Company leases its real estate to farm operators generally under six year initial terms. The leases automatically renew for three year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $2,537,694 and $1,964,909, variable and crop share income of $400,934 and $494,962, and lease reimbursements of $301,582 and $191,400 for the years ended December 31, 2024 and 2023, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees that management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2025	$2,627,094
2026	2,224,585
2027	1,645,040
2028	1,506,875
2029	1,075,392
Thereafter	208,185

$9,287,171

NOTE J - STOCK OPTION PLAN

On July 28, 2023, the Board of Directors adopted a new equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. No option awards have yet been issued under this plan. During the year ended December 31, 2024, the Board awarded Mr. Zuehlsdorff a discretionary grant of $15,000 in common stock through this plan. These amounts have been recorded as compensation expense and are included in general and administrative expenses during the year ended December 31, 2024.

The Company has in the past from time to time granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years. As of December 31, 2024 and 2023, no options were exercised and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years). There was no option-based compensation expense recognized in the statements of operations for the years ended December 31, 2024 or 2023.

33

NOTE J - STOCK OPTION PLAN (Continued)

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the year ended December 31, 2024 is as follows:

		*	Weighted
	*	Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2024	4,800	$69.33	4 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

December 31, 2024	4,800	$69.33	3 years

Exercisable at December 31, 2024	4,800		3 years

There were no options vested during the year ended December 31, 2024.

Option activity for the year ended December 31, 2023 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2023	4,800	$69.33	5 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

December 31, 2023	4,800	$69.33	4 years

Exercisable at December 31, 2023	4,800		4 years

34

NOTE J - STOCK OPTION PLAN (Continued)

There were no options vested during the year ended December 31, 2023.

During 2022, the Company entered into a Non-Employee Director Compensation Policy which calls for issuance of $5,000 of Company stock to each qualifying director at each annual meeting, subject to certain vesting and other restrictions. Under the terms of this policy, the Company issued $0 and $25,000 worth of stock during the years ended December 31, 2024 and 2023, respectively. These amounts have been recorded as compensation expense and are included in general and administrative expenses during the years ended December 31, 2024 and 2023. As of December 31, 2024 the Company issued $15,000 to board members which will vest in March 2025, at which time the issuance will be recorded.

NOTE K - CONCENTRATIONS OF RISK AND UNCERTAINTIES

1. Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender, which is not a federally insured institution. The Company has $0 and $324,734 of uninsured cash at December 31, 2024 and 2023, respectively.

2. Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States. The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE L - OPERATING LEASE OBLIGATIONS

The Company leases office space under the terms of an operating lease, which expired in March 2024. Monthly payments due under the lease total approximately $900. Total rent expense was $7,220 and $13,760, respectively, for the years ended December 31, 2024 and 2023.

In 2024, the Company entered into a new operating lease for office space in Chicago, IL, which expires in April 2026. Monthly payments due under the lease total $1,104. Total rent expense was $10,006 and $0, respectively, for the years ended December 31, 2024 and 2023. Future minimum lease payments required under the lease for the years ended December 31, 2025 and 2026 is approximately $13,000 and $4,000, respectively.

NOTE M - CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In 2019, the Company was awarded an additional grant for the CIG that was set to expire in 2023. During 2023, the grant was amended and extended through 2024. Under the terms of the revised grant, the Company receives reimbursement for certain expenses associated with the Rooted in Regeneration Notes offerings (see Note F), developing additional innovative note products, and other qualified expenses. The payments under the grants during the years ended December 31, 2024 and 2023 were approximately $79,300 and $170,000, respectively, and have been included as grant revenue in the accompanying statements of income. Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments. The Company has recorded a receivable from the grants totaling $139,399 and $114,256 at December 31, 2024 and 2023, respectively, which is included in prepaids and other assets in the accompanying financial statements.

35

NOTE N - EMPLOYMENT AGREEMENT

The Company entered into a deferred compensation agreement with the Company's co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 and 2023. The agreement calls for a $125,000 salary to be paid for the years 2022 through 2023. Beginning December 15, 2023, the Company shall pay $250,000 in total additional compensation prior to December 31, 2033. There is a liability recorded of approximately $116,000 and $240,000 as of December 31, 2024 and 2023, respectively, which is included in accounts payable and accrued expenses on the accompanying balance sheet.

NOTE O - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering all eligible employees and employees may elect to defer a portion of their salaries for contributions to the plan. The plan provides employer matching contributions which totaled $41,681 and $42,203 for the years ended December 31, 2024 and 2023.

NOTE P - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 25, 2025, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

As of December 31, 2024, the Company had an outstanding commitment to acquire a farm for a purchase price of $3,193,148. The Company paid a deposit of $159,657 in 2024. Subsequent to year end, the Company closed on the purchase of the property as well as three additional properties for a combined purchase price of $5,187,898.

The Company sold one farm for $5,340,000. Accounts receivable of approximately $164,000 was settled at the time of sale.

The Company originated one mortgage note receivable with a principal balance of $475,000 and received payments on mortgage notes receivable of $353,120.

The Company received payments on lines of credits receivable of $250,000.

Total REIT equity shares of approximately $548,000 were redeemed. Total issuances of REIT equity shares and notes payable totaled approximately $3,688,000, which included the extension of approximately $967,000 notes payable originally due in 2025.

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Item 8. Exhibits

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.3 to the Company’s Semi-Annual Report on Form 1-SA filed September 28, 2021)
2.3*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on SEC Form 1-U filed October 20, 2023).
2.4*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.1*	Stock Redemption Program (incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed April 25, 2024)
3.2*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.1 to the Company’s Semi-Annual Report filed September 28, 2020)
3.3*	Form of Series IV Soil Restoration Note (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 1-K filed April 29, 2022)
3.4*	Form of Rooted in Regeneration Note (incorporated by reference to Exhibit 9.2 to the Company’s Form 1-U filed April 25, 2024)
3.5*	Form of Promissory Note (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed May 31, 2024)
4.1*	Subscription Agreement (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed May 31, 2024)
6.1*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	Agreement for Certified B Corporations and Iroquois Valley's Public B-Lab Profile (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.3*	Promissory Note for Line of Credit – Compeer Financial (incorporated by reference to Exhibit 6.3 to the Company’s Annual Report on Form 1-K filed April 26, 2024)
6.4*	Promissory Note for Line of Credit – First Midwest Bank (incorporated by reference to Exhibit 6(viii) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.5*	Non-Employee Director Compensation Policy dated December 13, 2023 (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed May 31, 2024)
6.6*	2023 Equity Incentive Plan (incorporated by reference to Exhibit 3.4 to the Company’s Supplement on Form 253g2 filed October 18, 2023)

*Filed previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, CO on April 28, 2025.

IROQUOIS VALLEY FARMLAND REIT, PBC
By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/Chris Zuehlsdorff	Director and Chief Executive Officer	April 28, 2025
Chris Zuehlsdorff	(principal executive officer and principal accounting officer)

/s/ Joseph Mantoan	Director and Principal Financial Officer	April 28, 2025
Joseph Mantoan

/s/Dr. Anna Jones-Crabtree	Director and Chairperson of the Board	April 28, 2025
Dr. Anna Jones-Crabtree

/s/ Dorothy D. Burlin	Director	April 28, 2025
Dorothy D. Burlin

/s/ Ingrid Dyott	Director	April 28, 2025
Ingrid Dyott

/s/Arnold Lau	Director	April 28, 2025
Arnold Lau

/s/Olivia Watkins	Director	April 28, 2025
Olivia Watkins

/s/ Dr. Stephen P. Rivard	Director and Co-Founder	April 28, 2025
Dr. Stephen P. Rivard

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